UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd
10 Bressenden Place
London, SW1E 5DH
United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F   ☒       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes          No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes           No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Navigator Holdings Ltd. (the “Company”) announced that, on March 28, 2025, it completed a US$40 million tap issue in the Nordic bond market under its outstanding 7.25% senior unsecured bond issue due to mature in October 2029, with ISIN NO0013379446 (the “Bonds”).

The borrowing limit under the Bonds is US$200 million. Following this tap issue of US$40 million, US$60 million in borrowing capacity remains available to the Company under the Bonds. The tap issue was priced at par value. The net proceeds from the tap issue are expected to be used for general corporate purposes in accordance with the bond terms governing the Bonds and the tap issue addendum to the bond terms that the Company expects to enter into in connection with the completion of the tap issue.

ITEM 2—EXHIBITS
The following exhibits are filed as part of this Report on Form 6-K:
Exhibit No.    Description

99.1    Press Release of Navigator Holdings Ltd., dated March 31, 2025.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.
Date: March 31, 2025	By: /s/ John Reay
Name: John Reay
Title: Corporate Secretary